NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Jonathan H. Talcott T: 202.689.2806 jon.talcott@nelsonmullins.com	101 Constitution Avenue, NW Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 27, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	William Demarest
Kristina Marrone Pearlyne Paulemon Pam Howell

RE:	Jackson Acquisition Company II
Amendment No. 2 to Registration Statement on Form S-1
Filed November 25, 2024
File No. 333-282393

Ladies and Gentlemen:

On behalf of Jackson Acquisition Company II (the “Company”), we are hereby responding to the letter dated November 27, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on November 25, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

If we seek shareholder approval of our initial business combination .. . ., page 44

1.	We note the revisions made in response to prior comment 4 and we reissue. We continue to note references in the prospectus to your sponsor, officers, and directors agreeing to vote any founder shares, private placement share and public shares in favor of an initial business combination. We also note that the letter agreement filed as Exhibit 10.2 requires such individuals to vote any shares owned in favor of an initial business combination. Please revise the disclosure throughout the prospectus and Exhibit 10.2 for consistency and explain how such voting requirements are consistent with the Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

Response: In response to the Staff’s comment, we have revised the disclosure on this page and throughout the Amended Registration Statement and revised Exhibit 10.2, in each case, to address that shares purchased in compliance with the requirements of Rule 14e-5 under the Exchange Act will not be voted in favor of our initial business combination.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Jon Talcott at (202) 689-2806.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Richard Jackson, Chief Executive Officer, Jackson Acquisition Company II Peter Strand, Nelson Mullins Riley & Scarborough LLP Mike Bradshaw, Nelson Mullins Riley & Scarborough LLP